Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

Date: 10/07/08

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

7/21

Annex A

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Immediate Report*	*06.07.08*	*1*
2.	*Holding(s) in Company*	*06/07/08*	*2*
3.	*EGM Notice*	*01/07/08*	*3*
4.	*Change in Corporation Securities*	*02/07/08*	*4*
5.	*Holding(s) in Company*	*30/06/08*	*5*
6.	*Immediate Report*	*26/06/08*	*6*
7.	*Immediate Report*	*26/06/08*	*7*
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			
19.			
20.			

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 1

RECEIVED
2008 JUL 21 A 11:30

Date: July 06, 2008
Reference: 802/08

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730-1970, Bank Hapoalim B.M. (hereinafter: "the Bank") hereby advises that on 3rd July, 2008, in the hours of the afternoon, there were received by the Bank a statement of claim and an application for the approval and conduct thereof as a class action pursuant to the Class Actions Law, 5766-2006, which was filed with the District Court of Tel-Aviv-Jaffa against the Bank and against Bank Leumi Le'Israel B.M. and Israel Discount Bank Ltd. (the Bank, Bank Leumi Le'Israel B.M. and Israel Discount Bank Ltd. being hereinafter referred to jointly as "the Respondent Banks").

The amount of the class action as specified in the statement of claim is NIS 3 billion.

The cause of action according to the plaintiffs, are restrictive arrangements which were supposedly instituted by the Respondent Banks over a period of about 10 years continuously, or even more than that, at the basis of which, according to the plaintiffs, is the coordination of the prices of the various operational fees which were collected by the Respondent Banks from their private customers at large during the period which is relevant to the claim. As alleged in the statement of claim, the Respondent Banks coordinated among themselves the times when the prices of the fees were raised and/or reduced as well as their rates and as a result the plaintiffs and the members of the group which they seek to represent, paid an unfair, unreasonable and uneconomic price, far above the price they would have paid if free competition had prevailed. The plaintiffs allege that in this way the Respondent Banks were unjustly enriched at the expense of their customers.

The plaintiffs defined the members of the group which they seek to represent as any person who is or who was the holder of a current or revolving debitory account with the Respondent Banks commencing 1st January, 1999 and up to the date on which the claim was filed or part of that period.

The plaintiffs allege that their claim relies on causes of action based on breaches of the Restrictive Trade Practices Law, 5748-1988, the Trust Law, 5739-1979 and the Unjust Enrichment Law, 5739-1979. The plaintiffs also allege that the conduct of the Respondent Banks also constitutes a civil wrong under the Civil Wrongs Ordinance and material deception under the Consumer Protection Law, 5741-1981.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Ilan Mazur, Advocate	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 06/07/2008
Reference: 2008-01-193542

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *03/07/2008*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	262,731,308	19.97	19.97	19.59	19.59
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	5.76	5.76	5.65	5.65
3	Dan Dankner	Option	825,000	0.00	0.00	0.06	0.06
4	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
5	Zvi Ziv	Option	1,140,000	0.00	0.00	0.09	0.09
6	Yoseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
7	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	88,161,937	6.70	6.70	6.58	6.58

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*

Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares *No*

Stock Exchange Security Number: *662577*

Balance in previous comprehensive report (quantity of securities): 262,731,308

Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

The holdings of the interested parties in the Bank are as follows:

Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").

Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Eternity Four Trust holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of the Bank.

Furthermore, Eternity Four Trust holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Nickel 97 – A Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of the Bank.

Furthermore, Nickel 97 – A Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust.

Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 97 – A Trust.

Name of Holder: *Israel Salt Industries Ltd.*

No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer

Category of Identity Number: *Number at the Registrar of Companies*

Identity Number: *520037573*

Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*

Country of Citizenship/Incorporation or Registration: ____________

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares: *No*

Stock Exchange Security Number: *662577*

Balance in previous comprehensive report (quantity of securities): *75,764,441*

Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Dan Dankner.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *059581280*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *0*
Balance in previous comprehensive report (quantity of securities): *825,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
A. the holding is in option warrants which were allotted in a private offer detailed in the private offer report of 13th February, 2008.
B. the data regarding the percentage of the holding on a fully diluted basis with reference to Mr. Dankner are theoretical data, since the exercise mechanism has been set as a net exercise mechanism (see Clause 3.6 of the aforesaid private offer report).

Name of Holder: *Zvi Ziv.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *0*
Balance in previous comprehensive report (quantity of securities): *1,140,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

A. the holding is in option warrants which were allotted in a private offer detailed in the private offer report of 31st March, 2008.
B. the data regarding the percentage of the holding on a fully diluted basis with reference to Mr. Ziv are theoretical data, since the exercise mechanism has been set as a net exercise mechanism (see Clause 3.6 of the aforesaid private offer report).

Name of Holder: *Yoseph Dauber*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,535,237*
Change in Quantity of Securities: *-373,300*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 60,104,251 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

- = Remarks = -

1. *extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.*
2. *When calculating the size of the holding of the interested parties in the Company on a fully diluted basis, 1,965,000 options held by Messrs Zvi Ziv and Dan Dankner were not taken with account, because those options are only exercisable into shares of the Bank to be purchased for that purpose by the Bank and no new shares will be allotted; the calculation of the size of the holdings of Zvi Ziv and Dan Dankner (on a fully diluted basis) was made on the assumption that each option would be exercised into one share. This is a theoretical assumption because the exercise mechanism for such options is a "net exercise" mechanism, so that in fact there will not be allotted to the offeree who exercises the options all of shares emanating therefrom, but only shares in a quantity which reflects the amount of the monetary benefit embodied in the options. It is to be noted that according to the terms of the options allotted to Messrs. Zvi Ziv and Dan Dankner, they are exercisable only into shares to be purchased for that purpose by the Bank. As at the time of this report, the Supervisor of Banks has permitted the Bank to purchase for its own account 1,250,000 shares so that the options may be exercised, as aforesaid.*

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 3

Transmission Date: 01/07/2008
Reference: 189159-01-2008

To	To
Securities Authority	The Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report on the Convening of a Meeting

Regulation 36B (a) and 36C of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Explanation: If one of the subjects on the agenda of the Meeting is the approval of a transaction with a controlling party or the approval of an extraordinary proposal, Form Tav 133 or Tav 138 should be filled in, as the case may be.

1. On the date: *01/07/2008* it was resolved to summon a Special Meeting ________,
   The number of the security on the Stock Exchange which entitles the holder thereof to attend the Meeting *662577*, __________,
   which will convene on *Wednesday* on the date: *06/08/2008* at *11:00* o'clock
   at the address: *At the Levinstein Tower, 23 Menahem Begin Road, 3rd Floor, Room 313, in Tel-Aviv*

2. The determination date for being entitled to attend and vote at the Meeting: *08/07/2008*

3. On the agenda:

1. Updating the annual remuneration and the remuneration for attendance which is payable to all of the directors of the Bank (including the outside directors), whoever they may be from time to time, who are not controlling parties of the Bank or their relatives, so that the directors will be entitled to remuneration for the period commencing on the date of approval by the General Meeting (if and in as much as such approval is obtained) as follows:

a. Annual Remuneration: Annual remuneration in the maximum amount under Regulation 4 of the Companies (Rules for Remuneration and Expenses of an Outside Director) Regulations, 5760-2000 ("the Remuneration Regulations"), as they may be updated or replaced from time to time, and according to the ranking of the Company in each financial year, so that a director who is an expert director, according to the

definition in Regulation 1 of the Remuneration Regulations, will receive the maximum amount specified in the Fourth Schedule of the Remuneration Regulations, as in force from time to time, and a director who is not an expert will receive the maximum amount specified in the Second Schedule of the Remuneration Regulations, as in force from time to time. The remuneration will be updated according to the Index on the 1st February and the 1st of August of each year as provided in Regulation 8 of the Remuneration Regulations, and will be payable in 4 equal installments at the beginning of each quarter for the quarter preceding it.

b. Remuneration for Attendance: Remuneration for attendance, for attending at meetings of the Board of Directors or of a committee of the Board of Directors, in the maximum amount under Regulation 5 of the Remuneration Regulations, as they may be updated or replaced from time to time, and according to the ranking of the Company in each financial year, so that a director who is an expert director, according to the definition in Regulation 1 of the Remuneration Regulations, will receive the maximum amount specified in the Fourth Schedule of the Remuneration Regulations, as in force from time to time, and a director who is not an expert will receive the maximum amount specified in the Third Schedule of the Remuneration Regulations as in force from time to time. The remuneration will be updated according to the Index on the 1st of February and the 1st August of each year as provided in Regulation 8 the Remuneration Regulations. In case of a meeting by means of communication the director will be entitled to remuneration for attendance at the rate of 60% of the remuneration for attendance at an ordinary meeting. In case of adoption of a resolution of the Board of Directors without actually convening, the director will be entitled to remuneration for attendance at the rate of 50% of the remuneration for attendance at an ordinary meeting. The remuneration for attendance will be payable not later than thirty days from the date of the meeting, or as determined by the Bank, at the beginning of the quarter, for all of the meetings and the resolutions without convening which he attended in the quarter preceding it.

The annual remuneration and the remuneration for attendance will not be payable to the Chairman of the Board of Directors of the Bank, Mr. Dan Dankner, who is employed by the Bank and receives his salary separately, in accordance with the resolution of the General Meeting of the Bank of 20th March, 2008; it is clarified that remuneration as aforesaid will also be payable to the honourable Ms. Efrat Peled and Mr. Nir Zichlinskey who are employed by Arison Holdings (1998) Ltd., the controlling party of the Bank, and by Arison Investments Ltd., a company controlled by controlling parties of Arison Holdings (1998) Ltd., as CEO and Deputy General Manager and Head of Business Development, respectively, with respect to whom the remuneration payable on account of their office as directors of the Bank is to be paid, according to their instructions given to the Bank, to Arison Investments Ltd.

As of the date hereof, all of the directors of the Bank have accounting and financial expertise, except for Adv. Pnina Dvorin, with respect to whom the Board of Directors of the Bank decided to deem her an expert director in accordance with the second alternative under the Remuneration Regulations, namely – a director who due to his

education, experience and qualifications is highly skilled and has a deep understanding in the Company's main area of business.

The required majority: A simple majority of all of the voting rights entitled to vote and voting in person or by proxy.

2. Increasing the authorized capital of the Bank by 2 billion additional ordinary shares of NIS 1 n.v. each, so that after the increase as aforesaid the authorized capital of the Bank will be comprised of 4 billion ordinary shares and accordingly, amending Article 4(a) of the Articles of Association to the Bank and Paragraph 5(a) of the Memorandum of Association of the Bank, so that the provisions thereof be struck out and be replaced by: "The authorized share capital of the Company is four billion (4,000,000,000) New Shekels divided into four billion (4,000,000,000) ordinary shares of NIS 1 nominal value each."

The required majority: A simple majority of all of the voting rights entitled to vote and voting in person or by proxy.

Explanation: Details of the subjects on the agenda; next to each one of the subjects a description should be given of the nature of the subject, specifying the main facts which are required in order to understand properly any matter which needs to be voted on at the Meeting and the text of each proposed resolution or a concise description of its main features should be given; moreover, the majority required for each resolution on the agenda should be noted.

Has there been put on the agenda a proposal to approve the appointment of an outside director *No*

Is the appointment of the outside director in accordance with the provisions of Section 239 (d) of the Companies Law, 5759-1999 ________

Explanation: Section 239 (d) of the Companies Law states that "In a company which on the date of appointment of an outside director all of the members of its board of directors are of one sex, the outside director being appointed shall be of the other sex."

The proposed terms of office and employment for the outside director: _______

The text of the proposed resolutions or a concise description of their main features:

____

4. Attached ☑ Text of polling card ☐ position notice
   Polling card isa.pdf

Explanation: If a polling card and/or position notice is attached it should be ascertained that they are drawn up according to the Companies (Voting in Writing and Position Notices) Regulations, 5766-2005

Website address where voting is possible: _________

Explanation: This field should be filled in if the Company allows for voting through the internet according to Regulation 5 (c) of the Companies (Voting in Writing and Position Notices) Regulations, 5766-2005.

Electronic mail address where a member of the Stock Exchange may serve the material which he is obliged to serve on the Company according to Regulation 4 (c)(1) of the Companies (Voting in Writing and Position Notices) Regulations, 5766-2005:

____

5. The Quorum for the Meeting to be held:
   The presence of at least two shareholders who have at least twenty-five per cent. (25%) of the voting rights, within half an hour of the appointed time for opening the Meeting.

6. In the absence of a quorum, the adjourned Meeting will take place on the date *13/08/2008*, at *11:00 o'clock*, at the address: *At the Levinstein Tower, 23 Menahem Begin Road, 3rd Floor, Room 313, in Tel-Aviv.*

7. The time and place where each proposed resolution the text of which has not been given in full in the above details of the agenda may be reviewed
   At the office of the Secretary of Bank Hapoalim B.M., 63-65 Yehuda Halevy, Tel Aviv, from Sunday to Thursday, during normal working hours, by prior arrangement by phoning 03-567 3800, commencing from the date of publication of the notice for convening the Special Meeting in the daily newspapers, as required by law.

Note to Clause 1 – The date of the resolution of the Board of Directors for summoning the Special General Meeting, was adopted at the meeting of the Board of Directors on 01/07/2008, at 04:00 p.m.

BANK HAPOALIM B.M.

Polling Card According to the Companies (Voting in Writing and Position Notices) Regulations, 5766-2005

Part One

1. **Company Name**

   Bank Hapoalim B.M. (**"the Company"** or **"the Bank"**).

2. **Class of General Meeting, the Time and the Place for the Convening Thereof**

   A Special General Meeting. The Special General Meeting will take place on Wednesday, **6th August, 2008,** at 11:00 a.m. at the Levinstein Tower, 23 Menahem Begin Road, 3rd Floor, Room 313 in Tel-Aviv. If the Meeting is adjourned, it will take place on Wednesday, 13th August, 2008, at the same place and time.

3. **Details of the Subjects on the Agenda Which Can Be Voted On By Means of this Polling Card**

   Updating the annual remuneration and the remuneration for attendance which is payable to all of the directors of the Bank (including the outside directors), whoever they may be from time to time, who are not controlling parties of the Bank or their relatives, so that the directors will be entitled to remuneration for the period commencing on the date of approval by the General Meeting (if and in as much as such approval is obtained) as follows:

   Annual Remuneration: Annual remuneration in the maximum amount under Regulation 4 of the Companies (Rules for Remuneration and Expenses of an Outside Director) Regulations, 5760-2000 (**"the Remuneration Regulations"**), as they may be updated or replaced from time to time, and according to the ranking of the Company in each financial year, so that a director who is an expert director, according to the definition in Regulation 1 of the Remuneration Regulations, will receive the maximum amount specified in the Fourth Schedule of the Remuneration Regulations, as in force from time to time, and a director who is not an expert will receive the maximum amount specified in the Second Schedule of the Remuneration Regulations, as in force from time to time. The remuneration will be updated according to the Index on the 1st February and the 1st of August of each year as provided in Regulation 8 of the Remuneration Regulations, and will be payable in 4 equal installments at the beginning of each quarter for the quarter preceding it.

Remuneration for Attendance: Remuneration for attendance, for attending at meetings of the Board of Directors or of a committee of the Board of Directors, in the maximum amount under Regulation 5 of the Remuneration Regulations, as they may be updated or replaced from time to time, and according to the ranking of the Company in each financial year, so that a director who is an expert director, according to the definition in Regulation 1 of the Remuneration Regulations, will receive the maximum amount specified in the Fourth Schedule of the Remuneration Regulations, as in force from time to time, and a director who is not an expert will receive the maximum amount specified in the Third Schedule of the Remuneration Regulations as in force from time to time. The remuneration will be updated according to the Index on the 1st of February and the 1st August of each year as provided in Regulation 8 the Remuneration Regulations. In case of a meeting by means of communication the director will be entitled to remuneration for attendance at the rate of 60% of the remuneration for attendance at an ordinary meeting. In case of adoption of a resolution of the Board of Directors without actually convening, the director will be entitled to remuneration for attendance at the rate of 50% of the remuneration for attendance at an ordinary meeting. The remuneration for attendance will be payable not later than thirty days from the date of the meeting, or as determined by the Bank, at the beginning of the quarter, for all of the meetings and the resolutions without convening which he attended in the quarter preceding it.

The annual remuneration and the remuneration for attendance will not be payable to the Chairman of the Board of Directors of the Bank, Mr. Dan Dankner, who is employed by the Bank and receives his salary separately, in accordance with the resolution of the General Meeting of the Bank of 20th March, 2008; it is clarified that remuneration as aforesaid will also be payable to the honourable Ms. Efrat Peled and Mr.Nir Zichlinskey who are employed by Arison Holdings (1998) Ltd., the controlling party of the Bank, and by Arison Investments Ltd., a company controlled by controlling parties of Arison Holdings (1998) Ltd., as CEO and Deputy General Manager and Head of Business Development, respectively, with respect to whom the remuneration payable on account of their office as directors of the Bank is to be paid, according to their instructions given to the Bank, to Arison Investments Ltd.

The required majority: A simple majority of all of the voting rights entitled to vote and voting in person or by proxy.

4. **The Place and Times Where and When the Full Text of the Resolution Can Be Reviewed**

The text of the of the proposed resolutions can be reviewed at the office of the Secretary of the Bank, at 63-65 – Yehuda Halevy Street, in Tel-Aviv, from Sunday to Thursday during normal working hours, by prior arrangement by phoning 03-5673800, commencing from the date of publication of the notice for convening the Special Meeting in the daily newspapers, as required by law.

Validity of the Polling Card

The Polling Card will be valid only if there are attached thereto the following documents and provided that it is served on the Company (including by registered mail) up to seventy-two (72) hours prior to the time of voting:

An Unregistered Shareholder[1] - A confirmation of ownership (see Clause 10 below).

A Registered Shareholder[2] - A photocopy of the identity card, passport or certificate of incorporation.

A polling card which is has not been served in accordance with the provisions of this Clause shall be invalid.

For the purpose hereof "time of service" is the time when the Polling Card and the documents attached thereto reach the office of the Company.

5. **The Company Does Not Allow Voting Through the Internet**

6. **The Address of the Company for Delivering Poll Cards and Position Notices**

At the offices of the Secretary of the Bank, at 63-65 Yehuda Halevy Street (7th Floor).

7. **The Last Day for Serving Position Notices on the Company by the Shareholders**

Up to ten (10) days after the Determination Date (**"the last Day for Sending Position Notices by the Shareholders"**), namely, up to 18th July, 2008.

The Last Day for Serving the Response of the Board of Directors to the Position Notices

Up to 12 days prior to the date for convening the General Meeting, namely up to 25th July, 2008.

[1] Some one in whose favour shares are registered with a member of the Stock Exchange and such shares are included among the shares registered in the register of shareholders in the name of a registration company.

[2] A shareholder who is registered in the register of shareholders of the Company.

8. **Website Addresses Where the Poll Cards and the Position Notices Can Be Found**

The distribution website of the Securities Authority (**"the Distribution Website"**): http://www.magna.isa.gov.il
The website of the Tel-Aviv Stock Exchange Ltd.: http://maya.tase.co.il

9. An unregistered shareholder is entitled to receive the confirmation of ownership at a branch of the member of the Stock Exchange or by dispatch by mail, if he so requests. A request in this matter shall be made in advance to a particular securities account.

10. An unregistered shareholder is entitled to receive by electronic mail free of charge a link to the form of the Poll Card and Position Notices on the Distribution Website, from the member of the Stock Exchange through whom he holds his shares, unless he has notified the member of the Stock Exchange that he does not wish to receive such a link or that he wishes to receive Polling Cards by mail against payment; his notice regarding Poll Cards shall apply to receiving Position Notices.

11. One or more shareholders who, on the Determination Date, holds shares to a degree that constitutes five per cent, or more of the sum total of all the voting rights in the Company, and whoever holds a percentage as aforesaid of the sum total of all the voting rights which are not held by a controlling party of the Company as defined in Section 268 of the Companies Law (**"a Controlling Party"**), is entitled in person or through a proxy on his behalf, following the convening of the General Meeting, to review at the offices of the Company the Polling Cards as provided in Regulation 10 of the Companies (Voting in Writing and Position Notices) Regulations, 5766-2005, and after prior arrangement with the Company.

The quantity of shares constituting 5% of the total voting rights in the Company is: 65,782,112 ordinary shares.
The quantity of shares constituting 5% of the total voting rights in the Company that are not held by a controlling party is: 48,857,325 ordinary shares.

A Shareholder needs to indicate the manner in which he will vote with respect to the subjects on the agenda in Part Two of this Polling Card.

BANK HAPOALIM B.M.

Poll Card According to the Companies (Voting in Writing and Position Notices) Regulations, 5766-2005

Part Two

Company Name: Bank Hapoalim B.M.

Address of the Company (for delivering and sending Poll Cards): Bank Hapoalim, 63-65 Yehuda Halevy, Tel-Aviv 65781, Attention Secretariat of the Bank (7th Floor).

Company Number: 52-000011-8.

Date of the Meeting: **Wednesday, 6th August, 2008.**

Nature of the Meeting: Special General Meeting.

Determination Date: **Tuesday, 8th July, 2008.**

Particulars of the Shareholder

1. Shareholder's Name - ____________________________

2. Identity Number - ________________________________

3. If the shareholder has no Israeli identity card –

   Passport Number - ________________________________

   Country of Issue - ________________________________

   Valid Until - _____________________________________

4. If the shareholder is a corporation –

   Corporation Number - _____________________________

   Country of Incorporation - __________________________

Manner of Voting:

Manner of Voting[3] on the Resolution to Update the Annual Remuneration and the Remuneration for Attendance		
In favour	Against	Abstain

Date: __________ Signature: ______________

For shareholders who hold the shares through a member of the Stock Exchange (in accordance with Section 177(1) of the Companies Law) – this Polling Card is valid only when a confirmation of ownership is attached.

For shareholders who are registered in the register of shareholders of the company – the Polling Card is valid when a photocopy of the identity card / passport certificate of incorporation is attached.

[3] Failure to signify shall be deemed to be abstention from voting on such subject.

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 4

RECEIVED

Transmission date: 02/07/2008
Reference: 2008-01-190299

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Securities of the Corporation

The corporation advises that ○
● From 01/06/2008 until 30/06/2008

A change in the quantity of the securities of the Corporation has occurred as follows:

1. A Description of the Nature of the Change:

Explanation: A comprehensive description should be given of the transaction or the operation on account of which a change in the securities of the Corporation has occurred.

Realization of Employees Options

Date of the change	Nature of the change	Category and name of the securities with respect to which a change has occurred	Stock Exchange number	Quantity of the change	Whether executed through the Stock Exchange Clearing House
30/06/2008	*Realization of Employees Options Not Including Expiries*	*Ordinary Share BNHP*	*662577*	*68,625*	*Yes*

Explanations:

1. *To the extent that the change affects more than one security, the effect of the change should be detailed on a separate line for each security.*
2. *Date of the Change – all of the changes of the same category, with respect to the same security, effected on the same day, should be summarized on one line. In that regard, a distinction should be made between changes made through the Stock Exchange Clearing House and changes made directly on the books of the Corporation.*
3. *The change – for a decrease the sign "-" should be added.*
4. *In all fields of the quantity, the quantity of securities should be filled in and not the NIS nominal value.*

2.a. The Schedule of the Share Capital of the Corporation after the Change:

Name & category of share	Stock Exchange number	Number of shares in the authorized capital	Issued & paid up capital	
			Quantity in last report	Present quantity
BNHP Ordinary Shares	662577	2,000,000,000	1,315,574,312	1,315,642,937

Explanation: All categories of shares should be specified – including shares, which are not registered for trading.

b. Schedule of Other Securities of the Corporation:

No. of security	Name of security	Category of security	Name of trustee	Quantity in the last report	Present quantity	Listed for trade
6620207	*Poalim Subordinated Capital Notes "A"*	*Other*		*676,000,000*	*676,000,000*	*Yes*
6620215	*Poalim Subordinated Capital Notes "B"*	*Other*		*459,400,000*	*459,400,000*	*No*
6620280	*Poalim Subordinated Capital Notes "C"*	*Other*		*896,400,000*	*896,400,000*	*Yes*
6620280	*Poalim Subordinated Capital Notes "C"*	*Other*		*3,600,000*	*3,600,000*	*No*
6620223	*Employees Options 2004*	*Option*		*1,518,393*	*1,449,768*	*No*
6620231	*Employees Options 2005*	*Option*		*3,899,592*	*3,896,570*	*No*
6620249	*Employees Options 2006*	*Option*		*3,967,094*	*3,964,011*	*No*
6620256	*Personal Employment Contract Options 2006*	*Option*		*44,165*	*44,165*	*No*
6620264	*Employees Options 2007*	*Option*		*4,048,076*	*4,045,802*	*No*
6620272	*Personal Employment Contract Options 2007*	*Option*		*63,077*	*62,391*	*No*
6620306	*Personal Employment Contract Options 2008*	*Option*		*102,100*	*101,436*	*No*
6620298	*Employees Options 2008*	*Option*		*4,150,316*	*4,147,956*	*No*
6620318	*Poalim Options 3/08 "A"*	*Option*		*3,750,000*	*3,750,000*	*No*
6620322	*Poalim Options 3/08 "B"*	*Option*		*3,750,000*	*3,750,000*	*No*

Explanation: All of the securities of the Corporation should be specified, except for shares (including securities not registered for trading).

c. Attached hereto is an up-to-date file of the corporation's securities lists, as well as the shareholders lists, the option holder's notebook, and the bondholder's notebook Book_isa.pdf

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 30 June 2008

List of Shareholders of Bank Hapoalim B.M	Amount of shares
Nominee Company of Bank Hapoalim B.M.	924,603,684
A. Shares of Core of Control	
Arison Holdings (1998) Ltd.	262,731,308
Total	262,731,308
B. Free Shares	
Israel Salt Industries Ltd.	75,664,441
Total	75,664,441
York Global Finance II S.à r.l	52,500,000
Yaacov Diamant	70,000
Savion Tal	35,800
Tzitzian Avraham	31,680
Don Maxwell	2,450
Vardi Rachel	780
Agmon Eliyahu	700
Barkner Albert	603
Kikov Esther	568
Levi Victoria	544
Mindel Shira Milka	122
Geva Ariyeh	100
Pentzer Nathan	75
Zachs Eran	40
Newman David	10
Yehuda Bar Lev	10
Aaron Elias	10
Kelev Victoria	5
AMM G. Investments & Financials Ltd.	2
Livnat Raz	1
Zektzer Ram	1
Kramer Moshe	1
Erez Tal	1
Feldman Avi	1
	1,315,642,937

List of Holders of Subordinated Capital Notes 'A' 6620207

As of date : 30/06/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**671,000,000**
The Provident Fund of Bank Leumi Staff	**5,000,000**
Total Capital	**676,000,000**

List of Holders of Subordinated Capital Notes 'B' 6620215

As of date : 30/06/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**459,400,000**
Total Capital	**459,400,000**

List of Holders of Subordinated TACT (Tel-Aviv Continuous Trading) Institutional Capital Notes 'C' 6620280

As of date : 30/06/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**896,400,000**
S.D.S.Z. Investments Ltd.	**3,600,000**
Total Capital	**900,000,000**

List of Holders of Employees Options 2004 6620223

As of date : 30/06/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	1,449,768
Total Capital	1,449,768

List of Holders of Employees Options 2005 6620231

As of date : 30/06/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	3,896,570
Total Capital	3,896,570

List of Holders of Employees Options 2006 6620249

As of date : 30/06/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**3,964,011**
Total Capital	**3,964,011**

List of Holders of Personal Employment Contract Options 2006 6620256

As of date : 30/06/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**44,165**
Total Capital	**44,165**

List of Holders of Employees Options 2007 6620264

As of date : 30/06/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	4,045,802
Total Capital	4,045,802

List of Holders of Personal Employment Contract Options 2007 6620272

As of date : 30/06/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**62,391**
Total Capital	**62,391**

List of Holders of Personal Employment Contract Options 2008 6620306

As of date : 30/06/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	101,436
Total Capital	101,436

List of Holders of Employees Options 2008 6620298

As of date : 30/06/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	4,147,956
Total Capital	4,147,956

List of Holders of Poalim Options 3/2008 "A" 6620318

As of date : 30/06/2008

	Quantity of Capital Notes
York Global Finance II S.à r.l	**3,750,000**
Total Capital	**3,750,000**

List of Holders of Poalim Options 3/2008 "B" 6620322

As of date : 30/06/2008

	Quantity of Capital Notes
York Global Finance II S.à r.l	**3,750,000**
Total Capital	**3,750,000**

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 30/06/2008
Reference: 2008-01-185298

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *29/06/2008*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	262,731,308	19.97	19.97	19.59	19.59
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	5.76	5.76	5.65	5.65
3	Dan Dankner	Option	825,000	0.00	0.00	0.06	0.06
4	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
5	Zvi Ziv	Option	1,140,000	0.00	0.00	0.09	0.09
6	Yoseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
7	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	88,535,237	6.73	6.73	6.60	6.60

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*

Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares *No*

Stock Exchange Security Number: *662577*

Balance in previous comprehensive report (quantity of securities): 262,731,308

Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

The holdings of the interested parties in the Bank are as follows:

Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").

Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Eternity Four Trust holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of the Bank.

Furthermore, Eternity Four Trust holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Nickel 97 – A Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of the Bank.

Furthermore, Nickel 97 – A Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust.

Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 97 – A Trust.

Name of Holder: *Israel Salt Industries Ltd.*

No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer

Category of Identity Number: *Number at the Registrar of Companies*

Identity Number: *520037573*

Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*

Country of Citizenship/Incorporation or Registration: ______________

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares: *No*

Stock Exchange Security Number: *662577*

Balance in previous comprehensive report (quantity of securities): *75,764,441*

Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Dan Dankner.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *059581280*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *0*
Balance in previous comprehensive report (quantity of securities): *0*
Change in Quantity of Securities: *825,000*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
A. the holding is in option warrants which were allotted in a private offer detailed in the private offer report of 13th February, 2008.
B. the data regarding the percentage of the holding on a fully diluted basis with reference to Mr. Dankner are theoretical data, since the exercise mechanism has been set as a net exercise mechanism (see Clause 3.6 of the aforesaid private offer report).

Name of Holder: *Zvi Ziv.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *0*
Balance in previous comprehensive report (quantity of securities): *0*
Change in Quantity of Securities: *1,140,000*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

A. the holding is in option warrants which were allotted in a private offer detailed in the private offer report of 31st March, 2008.
B. the data regarding the percentage of the holding on a fully diluted basis with reference to Mr. Ziv are theoretical data, since the exercise mechanism has been set as a net exercise mechanism (see Clause 3.6 of the aforesaid private offer report).

Name of Holder: *Yoseph Dauber*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,064,437*
Change in Quantity of Securities: *470,800*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 60,477,551 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

- = Remarks = -

1. *extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.*
2. *When calculating the size of the holding of the interested parties in the Company on a fully diluted basis, 1,965,000 options held by Messrs Zvi Ziv and Dan Dankner were not taken with account, because those options are only exercisable into shares of the Bank to be purchased for that purpose by the Bank and no new shares will be allotted; the calculation of the size of the holdings of Zvi Ziv and Dan Dankner (on a fully diluted basis) was made on the assumption that each option would be exercised into one share. This is a theoretical assumption because the exercise mechanism for such options is a "net exercise" mechanism, so that in fact there will not be allotted to the offeree who exercises the options all of shares emanating therefrom, but only shares in a quantity which reflects the amount of the monetary benefit embodied in the options. It is to be noted that according to the terms of the options allotted to Messrs. Zvi Ziv and Dan Dankner, they are exercisable only into shares to be purchased for that purpose by the Bank. As at the time of this report, the Supervisor of Banks has permitted the Bank to purchase for its own account 1,250,000 shares so that the options may be exercised, as aforesaid.*

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 6

RECEIVED

2008 JUL 21 A 11:29

Date: June 26, 2008
Reference: 802/08

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B. M. (hereinafter: **"the Bank"**) is pleased to advise, further to immediate reports which it published on 9th September, 2007 (Reference No.: 389086-01-2007), and on 13th November, 2007 (Reference No.: 442288-10-2007), regarding the conclusion by the Bank with Bank Mizrahi Tefahot Ltd. (hereinafter: "Mizrahi – Tefahot") of an agreement (hereinafter: "the Agreement") for the sale of the entire holdings of the Bank in Bank Yahav for State Employees Ltd. (hereinafter: "Yahav"); which holdings constitute 50% of the issued share capital of Yahav, that on 25th June, 2008 there was signed between the bank and Mizrahi – Tefahot an addendum to the Agreement, according to which the date for the completion of the transaction which is the subject of the Agreement has been deferred until 10th July, 2008.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Ilan Mazur, Advocate	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 7

Date: June 26, 2008
Reference: 802/08

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: **"the Bank"**) is pleased to advise, further to the immediate report of the Bank of 11th March, 2007 according to which there was signed on 9th March, 2007 a memorandum of understandings between the Bank and the company The Phoenix Holdings Ltd. (hereinafter: **"The Phoenix"**) for the sale of 25% of all of the rights of the Bank in the companies Isracard Ltd. and Europay (Eurocard) Israel Ltd. (hereinafter: **"the Memorandum of Understandings"**), that after it became apparent to the Bank that the transaction as concluded is incapable of being carried out, inter alia, in view of the time which has passed from the date of signature of the Memorandum of Understandings, the difficulties in implementing the suspensive conditions and the exception taken by the Anti-Trust Commissioner to the structure of the transaction, the Bank applied to The Phoenix with a request to terminate the Memorandum of Understandings, and The Phoenix decided to comply with this request.

A deed of termination of the Memorandum of Understandings was signed between the parties on 25th June, 2008. The termination is not contingent upon payment of any consideration and/or compensation by either party to the Memorandum of Understandings to the other and each of the parties waived absolutely any claim and/or contention and/or demand against one another in connection with the Memorandum of Understandings which was signed, as they also did upon the termination thereof.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Ilan Mazur, Advocate	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

END